Exhibit 99.1

Investor / Media Contact:
Dana Grosser
SEI
+1 610-676-2459
dgrosser@seic.com
Pages:        8

FOR IMMEDIATE RELEASE

SEI Reports First-Quarter 2017 Financial Results

OAKS, Pa., Apr. 19, 2017 -- SEI Investments Company (NASDAQ:SEIC) today announced financial results for the first-quarter 2017. Diluted earnings per share were $0.55 in first-quarter 2017 compared to $0.47 in first-quarter 2016. Diluted earnings per share in first-quarter 2016 reflect a pre-tax gain of $2.8 million, or $0.01 per share, from the sale of SEI Asset Korea.

Consolidated Overview
(In thousands, except earnings per share)	For the Three Months Ended March 31,
	2017	2016	%

Revenues	$359,984	$334,263	8%
Net income	88,737	77,497	15%
Diluted earnings per share	$0.55	$0.47	17%
“Our financial results for the quarter reflect new and existing client growth, our focus on expenses, and the necessary investments to expand and strengthen the solutions we bring to our target markets,” said Alfred P. West, Jr., SEI Chairman and CEO.
“While we are committed to executing for clients in the short term, we remain focused on the long-term needs of our markets. Our advanced solutions are at the center of what will help our clients sustain their success, while helping us achieve sustainable growth and provide increased shareholder value.”

Summary of First-Quarter Results by Business Segment

(In thousands)	For the Three Months Ended March 31,
	2017	2016	%
Private Banks:
Revenues	$112,634	$113,361	(1)%
Expenses	108,550	103,741	5%
Operating Profit	4,084	9,620	(58)%
Gain on sale of subsidiary	—	2,791	NM
Segment Profit	4,084	12,411	NM
Operating Margin (A)	4%	8%

Investment Advisors:
Revenues	88,238	76,679	15%
Expenses	47,539	44,774	6%
Operating Profit	40,699	31,905	28%
Operating Margin	46%	42%

Institutional Investors:
Revenues	77,004	72,897	6%
Expenses	38,828	35,382	10%
Operating Profit	38,176	37,515	2%
Operating Margin	50%	51%

Investment Managers:
Revenues	80,487	69,918	15%
Expenses	52,065	45,275	15%
Operating Profit	28,422	24,643	15%
Operating Margin	35%	35%

Investments in New Businesses:
Revenues	1,621	1,408	15%
Expenses	4,880	5,232	(7)%
Operating Loss	(3,259)	(3,824)	NM

Totals:
Revenues	$359,984	$334,263	8%
Expenses	251,862	234,404	7%
Corporate overhead expenses	14,605	13,047	12%
Income from operations	$93,517	$86,812	8%

(A) Percentages determined exclusive of gain on sale of subsidiary.

First-Quarter Business Highlights:

•	Revenue growth in the quarter was primarily driven by higher Asset management, administration, and distribution fees from market appreciation and improved cash flows from new and existing clients.

•
Sales events, net of client losses, during first-quarter 2017 totaled approximately $20.2 million and are expected to generate net annualized recurring revenues of approximately $17.2 million when contract values are fully realized.

•
Our average assets under management, excluding LSV, increased $20.7 billion, or 11 percent, to $201.4 billion, as compared to $180.7 billion during the first-quarter 2016. Our assets under management do not include advised assets (see attached Average Asset Balances schedules for further details).

•
Our average assets under administration increased $69.3 billion, or 17 percent, to $474.0 billion in the first-quarter 2017, as compared to $404.7 billion during the first-quarter 2016 (see attached Average Asset Balances schedules for further details).

•
Our earnings from LSV increased by $4.4 million, or 15 percent, to $33.6 million in first-quarter 2017 as compared to $29.2 million in first-quarter 2016. The increase in earnings was due to an increase in assets under management from market appreciation; however, our earnings were negatively impacted by increased personnel expenses of LSV.

•
We capitalized $16.9 million and $9.5 million of software development costs in first-quarter 2017 and 2016, respectively, of which $15.2 million and $7.6 million are related to continued enhancements to the SEI Wealth Platform. Our expenses related to maintenance and enhancements not eligible for capitalization have increased. A higher portion of these costs are recognized in personnel and consulting costs. These increased costs primarily impacted the Private Banks and Investment Advisors business segments.

•
Amortization expense related to the SEI Wealth Platform increased to $12.0 million during the first-quarter 2017 as compared to $11.0 million during the first-quarter 2016 due to continued enhancements.

•
Our operating expenses, primarily personnel costs,     in our Investment Managers segment increased. These expenses primarily consist of operational and marketing costs and are mainly related to servicing existing clients and acquiring and implementing new clients.

•
During the first-quarter 2017, we adopted ASU 2016-09 which will cause volatility in our quarterly effective tax rate. Our effective tax rates were 31.0 percent in first-quarter 2017 and 35.2 percent in first-quarter 2016. Refer to our Form 10-Q for first-quarter 2017 for information regarding the impact of ASU 2016-09 on our effective tax rate.

•	We repurchased 1.1 million shares of our common stock for $55.4 million during the first-quarter 2017.

Earnings Conference Call
A conference call to review earnings is scheduled for 4:30 p.m. Eastern time on Apr. 19, 2017. Investors may listen to the call at seic.com/investors. The call may also be accessed at many financial services websites, including Google Finance and Yahoo Finance. Investors may also listen to replays at these websites, or by telephone at (USA) 800-475-6701; (International) 320-365-3844, access code 422405.

About SEI
SEI (NASDAQ:SEIC) is a leading global provider of investment processing, investment management, and investment operations solutions that help corporations, financial institutions, financial advisors, and ultra-high-net-worth families create and manage wealth. As of March 31, 2017, through its subsidiaries and partnerships in which the company has a significant interest, SEI manages, advises or administers $779 billion in hedge, private equity, mutual fund and pooled or separately managed assets, including $297 billion in assets under management and $478 billion in client assets under administration. For more information, visit seic.com.

Many of the statements in this release may be considered “forward looking statements” and include discussions about future operations, strategies and financial results. Forward-looking statements are based upon estimates and assumptions that involve risks and uncertainties, many of which are beyond our control or are subject to change. Although we believe our assumptions are reasonable, they could be inaccurate. Our actual future revenues and income could differ materially from our expected results. We have no obligation to publicly update or revise any forward-looking statements.

SEI INVESTMENTS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	For the Three Months Ended March 31,
	2017	2016

Asset management, admin. and distribution fees	$278,565	$251,437
Information processing and software servicing fees	74,763	73,399
Transaction–based and trade execution fees	6,656	9,427

Total revenues	359,984	334,263

Subadvisory, distribution and other asset mgmt costs	42,502	39,195
Software royalties and other information processing costs	7,662	7,748
Brokerage commissions	4,959	7,108
Compensation, benefits and other personnel	108,943	101,931
Stock-based compensation	6,180	3,789
Consulting, outsourcing and professional fees	43,149	38,506
Data processing and computer related	16,772	15,718
Facilities, supplies and other costs	17,478	15,997
Amortization	12,022	11,012
Depreciation	6,800	6,447

Total expenses	266,467	247,451

Income from operations	93,517	86,812

Net gain (loss) on investments	347	(126)
Interest and dividend income	1,343	1,083
Interest expense	(112)	(114)
Equity in earnings of unconsolidated affiliate	33,565	29,192
Gain on sale of subsidiary	—	2,791

Income before income taxes	128,660	119,638

Income taxes	39,923	42,141

Net income	88,737	77,497

Basic earnings per common share	$0.56	$0.48

Shares used to calculate basic earnings per share	159,091	163,013

Diluted earnings per common share	$0.55	$0.47

Shares used to calculate diluted earnings per share	162,742	166,145

SEI INVESTMENTS COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	March 31,	December 31,
	2017	2016
Assets
Current Assets:
Cash and cash equivalents	$661,372	$695,701
Restricted cash	3,500	3,500
Receivables from investment products	51,453	61,761
Receivables, net of allowance for doubtful accounts of $518 and $523	252,205	227,957
Securities owned	21,372	21,339
Other current assets	29,873	27,575
Total Current Assets	1,019,775	1,037,833

Property and Equipment, net of accumulated depreciation of $291,500 and $285,322	142,726	146,190
Capitalized Software, net of accumulated amortization of $315,512 and $303,540	300,756	295,867
Investments Available for Sale	89,262	84,033
Investments in Affiliated Funds, at fair value	5,156	4,858
Investment in Unconsolidated Affiliate	48,759	50,459
Deferred Income Taxes	1,878	2,127
Other Assets, net	16,240	15,456
Total Assets	$1,624,552	$1,636,823

Liabilities and Equity
Current Liabilities:
Accounts payable	$7,372	$5,966
Accrued liabilities	167,061	240,525
Deferred revenue	2,337	2,880
Total Current Liabilities	176,770	249,371

Deferred Income Taxes	69,379	69,693
Other Long-term Liabilities	15,610	14,645
Total Liabilities	261,759	333,709

Shareholders' Equity:
Common stock, $.01 par value, 750,000 shares authorized; 158,687 and 159,031 shares issued and outstanding	1,587	1,590
Capital in excess of par value	976,007	955,461
Retained earnings	420,712	384,018
Accumulated other comprehensive loss, net	(35,513)	(37,955)
Total Shareholders' Equity	1,362,793	1,303,114
Total Liabilities and Shareholders' Equity	$1,624,552	$1,636,823

ENDING ASSET BALANCES
(In millions) (Unaudited)

	Mar. 31,	Jun. 30,	Sept. 30,	Dec 31,	Mar. 31,
	2016	2016	2016	2016	2017
Private Banks:
Equity and fixed-income programs	$18,370	$18,328	$18,668	$17,926	$19,034
Collective trust fund programs	4	3	3	3	5
Liquidity funds	5,521	4,848	4,034	4,230	3,903
Total assets under management	$23,895	$23,179	$22,705	$22,159	$22,942
Client assets under administration	18,324	18,537	19,269	19,255	20,760
Total assets	$42,219	$41,716	$41,974	$41,414	$43,702

Investment Advisors:
Equity and fixed-income programs	$47,357	$50,016	$52,594	$52,847	$55,311
Collective trust fund programs	7	5	5	5	5
Liquidity funds	5,051	3,661	2,539	2,741	2,645
Total assets under management	$52,415	$53,682	$55,138	$55,593	$57,961

Institutional Investors:
Equity and fixed-income programs	$73,468	$75,944	$78,701	$76,465	$80,136
Collective trust fund programs	97	88	90	93	89
Liquidity funds	2,390	2,526	2,612	2,903	2,759
Total assets under management	$75,955	$78,558	$81,403	$79,461	$82,984
Advised assets	—	—	—	—	3,228
Total assets	$75,955	$78,558	$81,403	$79,461	$86,212

Investment Managers:
Equity and fixed-income programs	$72	$73	$79	$81	$84
Collective trust fund programs	32,385	33,841	35,962	36,991	40,646
Liquidity funds	733	750	812	667	911
Total assets under management	$33,190	$34,664	$36,853	$37,739	$41,641
Client assets under administration (A)	400,579	419,139	451,204	448,708	457,356
Total assets	$433,769	$453,803	$488,057	$486,447	$498,997

Investments in New Businesses:
Equity and fixed-income programs	$803	$820	$850	$884	$931
Liquidity funds	41	37	53	61	79
Total assets under management	$844	$857	$903	$945	$1,010
Advised assets	—	—	—	—	85
Total assets	$844	$857	$903	$945	$1,095

LSV Asset Management:
Equity and fixed-income programs	$78,390	$78,352	$83,863	$87,248	$90,611

Total:
Equity and fixed-income programs (B)	$218,460	$223,533	$234,755	$235,451	$246,107
Collective trust fund programs	32,493	33,937	36,060	37,092	40,745
Liquidity funds	13,736	11,822	10,050	10,602	10,297
Total assets under management	$264,689	$269,292	$280,865	$283,145	$297,149
Advised assets (C)	—	—	—	—	3,313
Client assets under administration (D)	418,903	437,676	470,473	467,963	478,116
Total assets	$683,592	$706,968	$751,338	$751,108	$778,578

(A)
Client assets under administration in the Investment Managers segment include $47.4 billion of assets that require limited services and therefore are at fee levels below our normal full service assets (as of March 31, 2017).

(B)	Equity and fixed-income programs include $5.0 billion of assets invested in various asset allocation funds at March 31, 2017.

(C)	Assets for which SEI acts as an advisor to the accounts. These assets were excluded in previous periods.

(D)	In addition to the numbers presented, SEI also administers an additional $10.1 billion in Funds of Funds assets (as of
March 31, 2017) on which SEI does not earn an administration fee.

AVERAGE ASSET BALANCES
(In millions) (Unaudited)

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.
	2016	2016	2016	2016	2017
Private Banks:
Equity and fixed-income programs	$17,644	$18,504	$18,650	$17,945	$18,498
Collective trust fund programs	3	3	3	3	4
Liquidity funds	5,661	5,118	4,386	4,030	4,051
Total assets under management	$23,308	$23,625	$23,039	$21,978	$22,553
Client assets under administration	17,248	18,436	19,039	19,010	20,223
Total assets	$40,556	$42,061	$42,078	$40,988	$42,776

Investment Advisors:
Equity and fixed-income programs	$45,175	$48,783	$51,924	$52,267	$54,446
Collective trust fund programs	7	6	5	5	5
Liquidity funds	5,009	4,061	2,694	2,638	2,559
Total assets under management	$50,191	$52,850	$54,623	$54,910	$57,010

Institutional Investors:
Equity and fixed-income programs	$71,779	$74,984	$77,583	$77,040	$77,852
Collective trust fund programs	98	96	90	92	90
Liquidity funds	2,834	2,868	2,751	2,766	2,891
Total assets under management	$74,711	$77,948	$80,424	$79,898	$80,833
Advised assets	—	—	—	—	3,125
Total assets	$74,711	$77,948	$80,424	$79,898	$83,958

Investment Managers:
Equity and fixed-income programs	$66	$72	$73	$79	$75
Collective trust fund programs	30,784	33,021	35,257	36,170	39,081
Liquidity funds	832	701	874	813	860
Total assets under management	$31,682	$33,794	$36,204	$37,062	$40,016
Client assets under administration	387,421	415,237	436,459	446,666	453,766
Total assets	$419,103	$449,031	$472,663	$483,728	$493,782

Investments in New Businesses:
Equity and fixed-income programs	$757	$811	$845	$851	$909
Liquidity funds	48	39	44	60	63
Total assets under management	$805	$850	$889	$911	$972
Advised assets	—	—	—	—	82
Total assets	$805	$850	$889	$911	$1,054

LSV Asset Management:
Equity and fixed-income programs	$74,699	$79,733	$83,373	$84,676	$90,274

Total:
Equity and fixed-income programs	$210,120	$222,887	$232,448	$232,858	$242,054
Collective trust fund programs	30,892	33,126	35,355	36,270	39,180
Liquidity funds	14,384	12,787	10,749	10,307	10,424
Total assets under management	$255,396	$268,800	$278,552	$279,435	$291,658
Advised assets	—	—	—	—	3,207
Client assets under administration	404,669	433,673	455,498	465,676	473,989
Total assets	$660,065	$702,473	$734,050	$745,111	$768,854